August 2, 2006

Mail Stop 4561

Todd H. Siegel
Executive Vice President and General Counsel
Affinion Group, Inc.
100 Connecticut Avenue
Norwalk, CT 06850

> **Re: Affinion Group, Inc.**
> **Third Amended Registration Statement on Form S-4**
> **Filed July 19, 2006**
> **File No. 333-133895**

Dear Mr. Siegel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with a draft legal opinion with your next amendment.

Risk Factors, page 3

2.   Please quantify your current indebtedness.

Risk Factors, page 21

Risk Factors Related to an Investment in the Notes, page 21

The terms of our credit facility…, page 22

3.   Please quantify anticipated debt load and disclose key ratios with which you must comply. If you are required to maintain a certain leverage ratio, please disclose it as well as your current leverage.

Risks Relating to Our Business, page 28

We derive a substantial amount…, page 30

4.   Please indicate here, and on pages 113-114, when your agreements with your two largest affinity partners are subject to termination and file those agreements as exhibits to this registration statement.

Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Cash Flows, page F-6

5.   We are currently reviewing your response to prior comment 23 and will provide you with any additional comments as soon as we have completed our review.

        As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Rachel Zablow at 202-551-3428 or Steve Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3694 with any other questions.

                                                Sincerely,

                                                Owen Pinkerton
                                                Senior Counsel

cc: Rosa A. Testani